Exhibit 4.11

Employment Agreement

This Employment Agreement (this “Agreement”) is entered into in Hangzhou, zhejiang, China on August 25 2021 by and between:

Party A: Roan Holdings Group Co., Ltd. (“the Company”)

Address: 147 Ganshui Lane, Yuhuangshannan Fund Town, Shangcheng District,

Hangzhou, Zhejiang, China.

Legal Representative: Zhiyong Tang, Chief Executive Director

Party B: Fengsong Wan

Address: Room 1181, Unit 1, No. 4 Building, Province, Hanwang Road, Yanjiao Country, Sanhe City, Hebei Province, China.

Chapter 1 General Provisions

1. Pursuant to the Labor Law of the People’s Republic of China, the Labor Contract Law of the People’s Republic of China and other relevant provisions, the parties hereto have, after mutual discussions and consultations and careful consideration and adequate communications and understanding, reached the following terms and conditions:

Chapter 2 Term

2. This Agreement shall have an initial term commencing on August 25, 2021 and ending on August 24, 2022, and shall, subject to Chapter 10 below, automatically renew for successive one year periods.

Chapter 3 Scope of Work

3. According to Party A’s work requirements, Party B agrees to assume the position of Senior Vice President (to carry out works relating to the listed company). With respect to Party B’s job duties, work assignments, responsibility goals, job disciplines, relevant management policies, etc., the rules formulated by Party A for that job and other relevant provisions shall apply.

Chapter 4 Party B’s Obligations

4. Party B agrees that, in addition to the obligations and responsibilities set forth herein, he or she shall also:

4.1. Within the specified work hours, contribute his or her time, energy and skills exclusively in fulfilling the obligations established by Party A and effectively performing his or her duties, in order to exert best efforts to ensure the successful completion of Party A’s assignments; and

4.2. Comply with the provisions of this Agreement, Party A’s internal rules and policies and relevant laws and regulations, fulfill his or her duties to Party A, and not to engage in any activities that harm Party A’s interests or to abuse his or her position or duties at Party A to directly or indirectly seek personal benefits.

Chapter 5 Primary Work Location, Work Hours, Labor Protection and Work Conditions

5. Party B shall principally work at the Party’s A headquarters located in Hangzhou, Zhejiang, China and other cities. Party A shall be required to work Monday through Friday from 9:00 a.m. to 17:00 p.m. Party B’s work hours shall be mainly for the purpose of meeting the needs of the listed company. CEO may change work hours for the needs of the listed company.

6. Party A shall provide Party B with proper work conditions and facilities and labor protection up to the local government’s standards. Party B shall comply with Party A’s labor safety policies.

7. Party A is responsible for arranging education and trainings to Party B with respect to professional skills, labor safety and hygiene policies and the Company’s articles of association.

8. Party A shall reimburse Party B’s business travel, entertainment and other expenses incurred for work purposes, for which Party B is obligated to completely provide supporting voucher documents.

Chapter 6 Compensation

9. Party B’s compensation as follows.

9.1 Compensation. Employee shall receive the compensation USD 40,000 per year. The company will issue the compensation by cash or common stock.

9.2 Tax. Employee shall be responsible for his own taxes.

Chapter 7 Benefits and Holidays

10. Party B shall be entitled to the China public holidays and statutory holidays. Party B who is required to work on public holidays will be compensated by alternative day(s) off as substitution.

10.1. Annual Leave. Party B is entitled to the paid annual leave pursuant to Party A’s vacation policy.

10.2. Sick Leave must be certified by a registered doctor.

10.3. Unauthorized Absences. Without prejudice to the other rights of Party A, Party A may deduct the equivalent amount of basic daily salary from Party B’s salary for every day of absence from employment without the prior permission of Party A.

Chapter 8 Labor Disciplines

11. Party B shall comply with Party A’s lawfully formulated labor disciplines and the Company’s articles of association, strictly abide by Party A’s instructions and decisions, safeguard all the assets of Party A and observe professional ethics.

12. If Party B violates any relevant laws, labor disciplines or the Company’s articles of association which results in any economic losses to Party A, Party A may impose penalties on Party A pursuant to the relevant provisions.

13. In the event of any economic losses caused to Party A due to Party B’s violation of relevant laws, labor disciplines or the Company’s articles of association, Party A has the right to claim compensation from Party B for the losses.

14. Party A has the right to make reasonable modifications to the labor disciplines and the Company’s articles of association according to its business needs, provided that Party A shall inform Party B in the forms regarded as proper by Party A, which forms include but not limited to notification, public announcement, e-mail and memorandum.

15. Party B shall not hold any concurrent position at any other enterprise or organization during the period of his employment with Party A, unless with the permission of Party A. All service inventions, creations, developments, designs, renovations, production results made by Party B during the period of his or her employment shall be owned by Party A, and all intellectual property rights obtained therefrom, including but not limited to patent rights, copyrights and non-patent technologies, shall be owned by Party A.

Chapter 9 Confidentiality Obligations

16. Party B shall keep confidential Party A’s proprietary information and confidential information concerning Party A and its subsidiaries and affiliates and its and their respective businesses including without limitation, confidential information regarding suppliers, customers, products, and marketing and pricing data, as long as such information is not publicly disclosed, except as required either by law or by a court of competent jurisdiction, and shall comply with Party A’s relevant confidentiality policies. Unless as required either by law or by a court of competent jurisdiction or subject to prior written consent from Party A, Party B shall not use, or disclose to any third party, any materials or information of Party A.

17. Non-compete. During the term of Party B’s employment hereunder and for a term of two years following termination, Party B shall not initiate, directly or indirectly, on his own behalf or on behalf of any person, contact with any person who is or was a customer of Party A within the twelve (12) month period preceding the termination of Party B’s employment hereunder, or who was a prospective customer of Party A with whom Party B had dealings with in the twelve (12) month period preceding the termination of Party B’s employment, for the purpose of conducting any business which is the same as or which competes with any part of the business of Party A with which Party B was involved.

18. Party B agrees that Party A shall, according to any reasonable operational needs, whether direct or indirect, have the right to disclose Party B’s personal information, including but not limited to his or her name, address, nationality, position, and salary, this Agreement and the renewals and changes thereof.

Chapter 10 Change and Termination of Agreement

19. If any laws and regulations applicable for this Agreement is amended, the corresponding portions hereof or annexes hereto shall be amended accordingly. In the event of any material change to, or any conflict with relevant Chinese laws and regulations by, any objective condition on which the entry into the Agreement was based, which makes the performance of the Agreement impossible, the parties may, after friendly consultation, change the relevant portions of the Agreement pursuant to the relevant laws and regulations.

20. In the occurrence of following circumstances, Party A has the right to unilaterally terminate this Agreement without a prior written notice, provided that Party A shall inform Party B of such termination decision, and the termination shall take effect immediately:

20.1. Party B materially violates the Company’s labor disciplines or rules and policies (including but not limited to labor disciplines and the Company’s articles of association);

20.2. Party B commits gross negligence or engages in malpractices for selfish ends, thereby causing material losses to Party A;

20.3. Party B establishes employment relationship concurrently with any other employer, thereby causing material impact on the completion of Party A’s work assignments;

20.4. Party B uses such means as fraud, coercion or taking advantage of other’s unfavorable position to cause the execution or change of the Agreement by Party A against its genuine will, thus leading to void the Agreement;

20.5. Party B is held criminally liable pursuant to the law.

21. During the term of this Agreement, Party A may terminate this Agreement at any time by giving Party B 30-day prior written notice.

22. During the term of the Agreement, Party B has the right to resign and terminate the Agreement, provided that he or she shall give a 30-day prior written notice to Party A.

23. Immediately upon termination of the Agreement, Party B shall cease its engagement in any activities in Party A’s name or complete any business as Party A so requested, and shall settle all the accounts. Party B shall, within 3 days of the termination hereof, return all of Party A’s assets that are in Party B’s possession and deliver all the documents and files (including but not limited to any written documents and electronic documents). Party A will handle the departure formalities for Party B after Party A’s confirmation and issue a departure consent letter. If Party B fails to complete the said transfer formalities, Party A may refuse to handle the departure formalities for Party B.

Chapter 11 Economic Compensation and Indemnification

24. If Party B terminates this Agreement in violation of any provisions hereof, he or she shall, pursuant to the provisions of laws and regulations, compensate for the losses caused to Party A due to such termination.

Chapter 12 Resolution of Labor Disputes

25. Any dispute arising from the interpretation and performance hereof shall be resolved through friendly consultation by the parties. If such friendly consultation fails, either or both of the parties may, within one year of the occurrence of the dispute, submit it for arbitration by a labor dispute arbitration committee having jurisdiction over the dispute. In case the parties have no disagreement as to the arbitral award rendered by such labor dispute arbitration commission, such arbitral award is final and binding upon the parties. In case the parties refuse to accept the arbitration award made by that labor dispute arbitration committee, they may file an action with a court of jurisdiction.

Chapter 13 Miscellaneous

26. The invalidity or non-enforceability of any provision shall not affect the validity of any other provisions hereof.

27. Either party’s failure to perform, or delay in performance of, any of the rights hereunder shall not constitute a waiver of such right.

28. In the case of any discrepancy between this Agreement and any related laws and regulations, the provisions of such laws and regulations shall prevail.

29. This Agreement shall become effective upon signing and affixation of seals by both parties on the date first written above.

Party A: Roan Holdings Group Co., Ltd. Party B: Fengsong Wan

Party A: Roan Holdings Group Co., Ltd.	Party B: Fengsong Wan

Zhiyong Tang
Chief Executive Officer